Exhibit 99.1

Akari Therapeutics Announces Completion of Phase II COBALT Trial of Coversin in Patients with PNH and Further Progress of Clinical Trials

•	The final three Paroxysmal Nocturnal Hemoglobinuria (PNH) patients enrolled into the Phase II COBALT trial with the revised dosing regimen had median LDH of <1.5 times the ULN at Day 28, 60 and 90

•	Phase III clinical trial in naive PNH patients anticipated to begin by the end of first quarter 2018

•	Phase II clinical trial of Coversin in atypical Hemolytic Uremic Syndrome (aHUS) initiated

•	Two Phase II clinical trials of Coversin, in Atopic Keratoconjunctivitis (AKC) and in Bullous Pemphigoid (BP), anticipated to begin in first half 2018

NEW YORK and LONDON, February 6, 2018 - Akari Therapeutics, Plc (NASDAQ:AKTX) (“Akari” or “the Company”), a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to treat orphan autoimmune and inflammatory diseases, today announces additional data for its Phase II COBALT clinical trial and provides an update on other clinical trials with Coversin.

The final three patients enrolled in the eight patient 90-day open-label Phase II single-arm COBALT clinical trial for patients with PNH who have never received a complement blocking therapy, have now completed the trial. They had a median LDH (lactate dehydrogenase; an indicator of hemolysis) of <1.5 times the ULN (upper limit of normal) at day 28, day 60 and day 90. As previously disclosed, these three patients utilized the higher 45mg per day subcutaneous dose of Coversin. The 45mg dosing regimen is the intended dose for the Phase III PNH trials of Coversin discussed with the U.S. Food and Drug Administration (FDA) in September 2017.

The trial achieved its primary endpoint, defined as a reduction in LDH to ≤1.8 times the ULN at day 28. Seven of the eight enrolled patients completed the 90-day trial.1

Of the seven patients who completed the COBALT trial, six were transfusion-dependent prior to the trial. Of those six patients, three have not required transfusions while on Coversin during the COBALT trial. All seven patients that completed the study had a CH50 level below the limit of quantification (<8 CH50 U Eq/mL) after the ablating dose phase indicating total blockade of the terminal complement pathway.

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All of the seven patients who completed the COBALT trial have entered the long-term safety study, CONSERVE, and have been receiving Coversin subcutaneously for between 4 to 13 months. The CONSERVE safety database is intended to contribute to the approval package after completion of Phase III trials and the primary objective of CONSERVE is to determine the safety profile of long-term Coversin treatment. To date there have been no drug-related serious adverse events reported.

The three long term (more than six months in CONSERVE) patients in CONSERVE, who were transfusion dependent on entry into COBALT, have remained transfusion dependent throughout COBALT and CONSERVE and have seen relatively stable LDH levels with mean values between 1.8 and 2.2 times the ULN. One additional long term patient has experienced intermittent rises in LDH, while one of the patients recently enrolled in CONSERVE experienced a rise in LDH believed to be associated with a febrile illness – their LDH levels have ranged between 1.8 to 3.1 times the ULN. The last two patients to complete COBALT have just entered CONSERVE with LDH levels of 1.5 and 1.2 times the ULN. 2

A Phase III trial of Coversin in PNH patients who have not previously been treated with a complement inhibitor (CAPSTONE) is anticipated to begin at the end of the first quarter of 2018.

The Company also announces the following developments:

•	A Phase II clinical trial for Coversin in atypical Hemolytic Uremic Syndrome (aHUS) has been initiated.
•	The Company continues to develop Coversin in indications that take advantage of the dual-acting properties of the drug to inhibit both C5 and LTB4. To that end, two Phase II clinical trials, in the inflammatory-mediated eye disorder Atopic Keratoconjunctivitis (AKC) and in the skin inflammatory disease Bullous Pemphigoid (BP), are anticipated to begin in the first half of 2018.

“We are pleased to announce the completion of our Phase II program in PNH, with the last three patients achieving a low LDH level at day 28 on patient-administered 45mg per day – the dose we intend to use in our upcoming Phase III CAPSTONE trial,” commented Dr. David Horn Solomon, Chief Executive Officer of Akari Therapeutics. “We anticipate progressing into a Phase III clinical trial in PNH by the end of the first quarter of 2018 and remain focused on advancing Coversin into Phase II trials this year in AKC and BP, both orphan indications with significant unmet need. This is an exciting time for Akari, patients, and caregivers as we continue to build on the momentum in the business and work towards commercializing treatments for orphan autoimmune and inflammatory diseases.”

[1]	For the seven patients that completed the study, LDH as a multiple of ULN (xULN) was 1.4, 2.2, 2.3, 1.4., 1.3, 1.6 and 1.3 at day 28; 1.5, 2.1, 1.8, 1.5, 1.3, 1.4 and 2.2 at day 60; and 1.6, 2.4, 2.0, 1.9, 1.2, 1.5 and 2.5 at day 90.
[2]	Data from CONSERVE not yet source data verified.

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About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system and the bioamine system for the treatment of rare and orphan diseases, in particular those where the complement system or leukotrienes or both complement and leukotrienes together play a primary role in disease progression. Akari’s lead drug candidate Coversin is a C5 complement inhibitor currently being evaluated in paroxysmal nocturnal hemoglobinuria (PNH) and atypical hemolytic uremic syndrome (aHUS). In addition to its C5 inhibitory activity, Coversin independently and specifically inhibits leukotriene B4 (LTB4) activity. Akari intends to evaluate Coversin in two conditions, the skin and eye diseases bullous pemphigoid and atopic keratoconjunctivitis, where the dual action of Coversin on both C5 and LTB4 may be beneficial. Akari is also developing other tick derived proteins, including long acting versions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin may not be as large as expected; risks associated with the putative shareholder class action and SEC requests for information; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; our inability to obtain additional capital on acceptable terms, or at all; unexpected cost increases and pricing pressures; uncertainties of cash flows and inability to meet working capital needs; and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed on March 31, 2017 and in our Report on Form 6-K filed with the SEC on October 17, 2017. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

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For more information

Investor Contact:

Peter Vozzo

Westwicke Partners

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Mary-Jane Elliott / Sukaina Virji / Nicholas Brown

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com

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